Exhibit 23
Consent of Independent Registered Public Accounting Firm

Retirement Plans Committee
Webster Bank Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-239255, No. 333-183875, No. 333-104871 and No. 333-212075) on Form S-8 of Webster Financial Corporation of our report dated June 26, 2020, with respect to the statements of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the "financial statements"), and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 Annual Report on Form 11-K of the Webster Bank Retirement Savings Plan.
/s/ KPMG LLP
Hartford, Connecticut
June 26, 2020